EXHIBIT 1

JOINT FILING AGREEMENT

       Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date: August 11, 2025

PATRIOT FINANCIAL PARTNERS IV, L.P.

By:/s/ James F. Deutsch
    James F. Deutsch, a member of Patriot Financial Partners GP IV, LLC, the general partner of Patriot Financial Partners GP IV, L.P., the general partner of Patriot Financial Partners IV, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL IV, L.P.

By:/s/ James F. Deutsch
    James F. Deutsch, a member of Patriot Financial Partners GP IV, LLC, the general partner of Patriot Financial Partners GP IV, L.P., the general partner of Patriot Financial Partners Parallel IV, L.P.

PATRIOT FINANCIAL PARTNERS GP IV, L.P.

By:/s/ James F. Deutsch
    James F. Deutsch, a member of Patriot Financial Partners GP IV, LLC., the general partner of Patriot Financial Partners GP IV, L.P.

PATRIOT FINANCIAL PARTNERS GP IV, LLC

By:/s/ James F. Deutsch
    James F. Deutsch, a member

By:/s/ W. Kirk Wycoff
    W. Kirk Wycoff

By:/s/ James F. Deutsch
    James F. Deutsch